FOR IMMEDIATE RELEASE              CONTACT:  Bernard L. Riley
                                   Vice-President, Finance
                                   Telephone:  (609) 799-0071


DATARAM REPORTS IMPROVED
SECOND QUARTER RESULTS

PRINCETON, NJ, November 9, 1995--Dataram Corporation (AMEX:DTM) achieved higher revenues and profits for the second quarter and six months of fiscal 1996, Robert V. Tarantino, president and chief executive officer, announced today.
    For the second quarter ended October 31, 1995, revenues rose 18 percent to $32.3 million versus $27.4 million reported for the comparable prior-year period. Net earnings increased 35 percent to $708,000, or $.18 per share, compared to $526,000, or $.14 per share, for the year-earlier period.
     Revenues for the six months ended October 31,1995 improved 16 percent to $57.2 million compared to $49.5 million for the prior six-month period. Net earnings climbed 57 per cent to $1,245,000, or $.32 per share, versus $794,000, or $.21 per share, for the comparable period.
     "The computer memory industry is sustaining its strong growth, largely due to an outpouring of memory-intensive software applications which additional memory," Tarantino stated.
     "We are participating profitably in this growth by sustaining strong demand for our memory products while reducing operating expenses. The increased volume we experienced during the second quarter occurred in both domestic and foreign markets."
      Tarantino said Dataram complemented its solid presence in the workstation and server markets during the first quarter by introducing memory products designed for IBM, Hewlett-Packard and Compaq high-end personal computers. The Company further penetrated this expanding market in the second quarter, launching memory products tailored to Apple high-end personal computers.
     "Our highly automated production facility continues to enhance Dataram's ability to improve customer service by consistently producing and shipping customer orders within 24 hours or less," Tarantino declared. "We have been obtaining a sufficient amount of DRAM chips at acceptable prices to meet high demand and maintain operating margins.
     "We have the appropriate infrastructure which combined with our extensive experience in the computer memory industry and our financial resources, will enable us to sustain our progress."
     Dataram develops, manufactures and markets quality computer memory products for workstations, servers and personal computers.







                    Dataram Corporation and Subsidiary
                     Consolidated Summary Information
                 (In thousands except per share amounts)

               Quarter Ended October 31,   Six Months Ended October31,
                    1995        1994             1995        1994

Revenues         $ 32,331     $ 27,361        $ 57,216      $49,524

Net Earnings          708          526           1,245          794

Net Earnings
per share            0.18         0.14            0.32         0.21

Average Shares
Outstanding         3,900        3,821           3,887        3,822



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